UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Invesco High Income Trust II
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

46131F101
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46131F101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER SHARES OF BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,175,456
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,175,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,175,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.48% [1]
14	TYPE OF REPORTING PERSON PN; IA

__________________________________
1 The percentages used herein are calculated based upon 8,118,429 shares of common stock outstanding as of 8/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSRS filed 11/8/2018.

CUSIP No. 46131F101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,175,456
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,175,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,175,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.48%[1]
14	TYPE OF REPORTING PERSON IN

____________________________
1 The percentages used herein are calculated based upon 8,118,429 shares of common stock outstanding as of 8/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSRS filed 11/8/2018.

CUSIP No. 46131F101	SCHEDULE 13D/A

Item 1.	SECURITY AND ISSUER

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 8, 2017, as amended by Amendment No. 1 filed on 10/11/18, Amendment No. 2 filed 10/22/18, Amendment No. 3 filed on 12/17/18 and Amendment No. 4 filed 1/15/19. With respect to the common shares of Invesco High Income Trust II. This Amendment No. 4 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 31, 2019, Saba Capital submitted to the Issuer a proposal (the “Proposal”) pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. The Proposal requests that the Board of Trustees (the “Board”) of the Issuer take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 1 hereto and incorporated by reference herein.

The Reporting Persons may engage, in discussions with management and the Board of Trustees of the Issuer regarding the long-term performance of the Issuer and the trading of the Common Shares at a discount to the Issuer’s net asset value.

CUSIP No. 46131F101	SCHEDULE 13D/A

SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 46131F101	SCHEDULE 13D/A

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A filing on 1/15/2019. All transactions were effectuated in the open market through a broker.

Date	Side	Shares	Price

CUSIP No. 46131F101	SCHEDULE 13D/A

Exhibit 1

 Proposal

January 31, 2019

VIA EMAIL

Mr. Jeffrey H. Kupor
Chief Legal Officer and Secretary
Invesco High Income Trust II
11 Greenway Plaza, Suite 1000
Houston, Texas 77046

Re:	Invesco High Income Trust II (the “Trust”)

Dear Mr. Kupor:

     Saba Capital Management, L.P. (“Saba”), as investment advisor to and on behalf of Saba Capital Master Fund, Ltd. (the “Fund” and together with Saba, the “Saba Group”), the owner of 1,175,456 shares of Trust, hereby submits the following proposal on behalf of the Fund pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for presentation to the Trust’s shareholders at the Trust’s next annual shareholder’s meeting to be held in 2019, or any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

     Saba’s proposal (the “Proposal”) pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the “Exchange Act”) is as follows:

PROPOSAL

“RESOLVED, that the shareholders of Invesco High Income Trust II (the “Trust”) request that the Board of Trustees of the Trust (the “Board”) take all necessary steps in its power to declassify the Board so that trustees are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.”

CUSIP No. 46131F101	SCHEDULE 13D/A

     SUPPORTING STATEMENT

     Corporate Governance

     We believe the annual election of all trustees encourages board accountability to its shareholders and when trustees are held accountable for their actions, they perform better. This view is shared by most shareholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.

     Currently, the Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interests of shareholders. A classified board protects the incumbents, which in turn limits accountability to shareholders.

      We are committed to improving the corporate governance of the Trust for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement and will help the Trust achieve its optimal valuation.

     Saba Capital has submitted a shareholder proposal to declassify the Board of the Trust, in an attempt to allow the Board to operate freely and in the best interest of shareholders.

     For a greater voice in the Trust’s corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote FOR this proposal.

     END OF PROPOSAL

     As is required by Rule 14a-8 under the Exchange Act, attached is letter from National Financial Services verifying that the Fund continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal. As of the date hereof, the Fund has continuously held the required number of shares for over a one-year period. The Fund intends to continue to hold the shares referenced through the date of the Meeting.

     Saba represents that, as investment advisor to the Fund, Saba holds beneficial interest in all shares held by the Fund, including full economic interest in such shares along with the power to invest, vote, or direct the vote of such shares and has full power and authority to submit the Proposal on the Fund's behalf.

     Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

CUSIP No. 46131F101	SCHEDULE 13D/A

     Thank you for your time and consideration.

Sincerely,

Michael D’Angelo
General Counsel

Cc:	The Board of Trustees of the Trust
Eleazer Klein, Schulte Roth & Zabel LLP